Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report (“Report”) of Allied Healthcare Products, Inc., a Delaware corporation (the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Certain terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources for such definitions.

The Company has concluded that during 2013 (i) it manufactured products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products and (ii) based on a reasonable country of origin inquiry (“RCOI”) the Company has not been able to determine the origin of its necessary conflict minerals.

Due Diligence

The Company has performed due diligence on the source and chain of custody of the conflict minerals that are necessary to the functionality or production of its products and for which, based on its RCOI, the Company has not been able to determine their respective origin. The due diligence measures conformed to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), an internationally recognized due diligence framework.

The Company has employed a combination of measures to exercise such due diligence. For example, the Company adopted a formal Conflict Minerals Policy which can be found on the Company’s website at www.alliedhpi.com. In addition, the Vice-President of Administration and Quality Department was assigned the responsibility of implementing and maintaining the supply chain due diligence process. This Department is competent to oversee the supply chain due diligence process because of their previous experience with the maintenance of the quality system for FDA compliance.

However, the Company’s primary means of due diligence was through a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template.

As a downstream purchaser of conflict minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. The Company’s due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Product Description

The Company submitted a survey to all of its suppliers who contribute or which the Company had reason to believe contributed necessary conflict minerals to its products. Out of 160 surveys submitted, the Company received 141 replies.

A majority of the surveys returned did not inform the Company whether particular products supplied to the Company contained conflict minerals. As a result of the replies received by the Company, the Company is unable to determine whether many of its products contain conflict minerals. For those products which the survey indicated did contain conflict minerals, all surveys returned indicated that (i) the conflict minerals originated outside the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), (ii) the conflict minerals were from recycled material or scrap sources, or (iii) the source of the conflict minerals was uncertain or unknown.

While no supplier has indicated that any conflict minerals which may be necessary to the functionality or the production of the Company’s products originated in any of the Covered Countries, the limited information provided by the suppliers in response to the survey in most cases did not identify the facilities used to process or the country of origin of the necessary conflict minerals in its products. The Company’s efforts to determine the mine or location of origin of the necessary conflict minerals included submitting the survey described above and additional follow-up contacts with several suppliers.

Future Due Diligence Measures

The Company plans to implement several new procedures to ensure that necessary conflict minerals in its products do not originate in the Covered Countries or come from recycled or scrap sources. The Company’s purchase orders will be revised to contain a notice that the supplier is required to cooperate in a timely manner with information as to whether conflict minerals originated in the designated areas and are conflict free. As smelters are identified, the Company will engage those smelters where possible (or rely on independent industry certifications) to determine if they are “conflict free.”

The Company will also add Conflict Material measures to its vendor qualification process and procedures. The status of those vendor qualifications are a consideration in purchasing decisions.

Pursuant to Section 1, Item 1.01 (c)(1)(iv) of Form SD, the Company is not required to obtain an independent private sector audit of this Conflict Minerals Report.